UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ShangPharma Corporation

File No. 333-169699 - CF# 25672

ShangPharma Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on September 30, 2010, as amended.

Based on representations by ShangPharma Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through October 7, 2011
Exhibit 10.7	through December 31, 2011
Exhibit 10.9	through December 22, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel